Exhibit 99.2

THIS NOTE HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THIS NOTE AND THE SECURITIES ISSUABLE UPON CONVERSION OF THIS NOTE MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT SECURED BY SUCH SECURITIES.

THIS NOTE HAS BEEN ISSUED WITH ORIGINAL ISSUE DISCOUNT. PURSUANT TO TREASURY REGULATION §1.1275-3(b)(1), BRUCE BOWER, A REPRESENTATIVE OF THE COMPANY, WILL, BEGINNING TEN DAYS AFTER THE ISSUANCE DATE OF THIS NOTE, PROMPTLY MAKE AVAILABLE TO THE HOLDER UPON REQUEST THE INFORMATION DESCRIBED IN TREASURY REGULATION §1.1275-3(b)(1)(i). BRUCE BOWER MAY BE REACHED AT [ *** ] OR [ *** ].

GORILLA TECHNOLOGY GROUP INC.

Senior Convertible Promissory Note

due October 29, 2027

Note No. 1	$ 27,775,000.00

Dated: October 29, 2026 (the “Issuance Date”)

For value received GORILLA TECHNOLOGY GROUP INC., a company limited by shares organized under the laws of the Cayman Islands (the “Maker” or the “Company”), hereby promises to pay to the order of [ *** ], a Delaware limited partnership (together with its successors and representatives, the “Holder”), in accordance with the terms hereinafter provided, the principal amount of Twenty-Seven Million Seven Hundred Seventy-Five Thousand and Zero/100 United States Dollars ($27,775,000.00) (the “Principal Amount”).

All payments under or pursuant to this Senior Convertible Promissory Note (this “Note”) shall be made in United States Dollars in immediately available funds to the Holder at the address of the Holder set forth in the Purchase Agreement (as hereinafter defined) or at such other place as the Holder may designate from time to time in writing to the Maker or by wire transfer of funds to the Holder’s account, instructions for which are attached hereto as Exhibit A. The outstanding principal balance of this Note shall be due and payable on October 29, 2027 (the “Maturity Date”) or at such earlier time as provided herein; provided, that the Holder, in its sole discretion, may extend the Maturity Date to any date after the original Maturity Date. The foregoing notwithstanding, if the Conversion Shares issuable under this Note are not registered under a Registration Statement that has been declared effective by the SEC within ninety (90) days of the Issuance Date, the Maturity Date shall be accelerated to the ninety-first day after the Issuance Date, if not otherwise accelerated pursuant to the terms hereof. In the event that the Maturity Date shall fall on Saturday or Sunday, such Maturity Date shall be the next succeeding Business Day. All calculations made pursuant to this Note shall be rounded down to three decimal places.

ARTICLE 1

1.1 Purchase Agreement. This Note has been executed and delivered pursuant to the Securities Purchase Agreement, dated as of October 29, 2026 (as the same may be amended from time to time, the “Purchase Agreement”), by and between the Maker and the Holder. Capitalized terms used and not otherwise defined herein shall have the meanings set forth for such terms in the Purchase Agreement.

1.2 Interest. This Note shall not bear interest.

1.3 Principal. On the Maturity Date, subject to acceleration as set forth herein, the Company shall pay to the Holder an amount in cash representing the Outstanding Principal Amount and any other amounts owing under this Note. Other than as specifically permitted by this Note, the Company may not prepay any portion of the Outstanding Principal Amount.

1.4 Prepayment. The Maker may repay all, but not less than all, of the Prepayment Amount (as defined in the Purchase Agreement) on any date following the Prepayment Right Date; provided that the Maker shall have given no less than ten (10) days’ written notice to the Holder (or such shorter period as Holder may agree) (such period, the “Notice Period”) of such intended prepayment (the “Prepayment Notice”). If the Maker elects to prepay this Note pursuant to this Section 1.4, the Holder shall have the right (a “Prepayment Conversion Notice”) within five (5) Business Days of the Holder’s receipt of a Prepayment Notice, to convert up to one-fourth (1/4) of the amounts owing under this Note (the “Maximum Amount”) at the lesser of the Alternative Conversion Price or the Fixed Conversion Price (each as defined below), in accordance with the provisions of Article 3, specifying the amount (up to the Maximum Amount) that the Holder will convert. Upon delivery of a Prepayment Notice, the Maker irrevocably and unconditionally agrees to, within five (5) Business Days of receiving a Prepayment Conversion Notice, and if no Prepayment Conversion Notice is received, within ten (10) Business Days of delivery of a Prepayment Notice: (i) repay the amount of the Prepayment Amount minus the amounts to be converted set forth in the Prepayment Conversion Notice and (ii) issue the applicable Conversion Shares to the Holder in accordance with Article 3, as applicable. The foregoing notwithstanding, the Maker may not deliver a Prepayment Notice with respect to any amounts that are subject to a Conversion Notice delivered by the Holder in accordance with Article 3 nor may the Maker deliver more than one Prepayment Notice. If the Maker delivers a Prepayment Notice in respect of this Note it must also deliver an equivalent Prepayment Notice in respect of any other Note issued and outstanding under the Purchase Agreement.

1.5 Delisting from a Trading Market. If at any time the Ordinary Shares cease to be listed on a Trading Market, (i) the Holder may deliver a demand for payment to the Company and, if such a demand is delivered, the Company shall, within ten (10) Business Days following receipt of the demand for payment from the Holder, pay all of the Outstanding Principal Amount and any other amounts owing under this Note and the other Transaction Documents or (ii) the Holder may, at its election, at any time following the Issuance Date, upon notice to the Company in accordance with Section 5.1, convert all or a portion of the Outstanding Principal Amount plus any other amounts owing under this Note and the other Transaction Documents and the Fixed Conversion Price shall be adjusted to the lower of (A) the then-current Fixed Conversion Price and (B) eighty percent (80%) of the average of the three (3) lowest daily VWAPs during the twenty (20) Trading Days prior to delivery by the Holder of its notice of conversion pursuant to this Section 1.5.

1.6 Payment on Non-Business Days. Whenever any payment to be made shall be due on a day which is not a Business Day, such payment shall be due on the next succeeding Business Day.

1.7 Transfer. This Note may be transferred or sold, subject to the provisions of Section 5.8 of this Note, or pledged, hypothecated or otherwise granted as security by the Holder.

1.8 Replacement. Upon receipt of a duly executed and notarized written statement from the Holder with respect to the loss, theft or destruction of this Note (or any replacement hereof), or, in the case of a mutilation of this Note, upon surrender and cancellation of such Note, the Maker shall issue a new Note, of like tenor and amount, in lieu of such lost, stolen, destroyed or mutilated Note.

1.9 Use of Proceeds. The Maker shall use the proceeds of this Note as set forth in the Purchase Agreement.

1.10 Status of Note. The obligations of the Maker under this Note shall be senior to all other existing Indebtedness and equity of the Company with the exception of (i) the Indenture dated June 5, 2026 (the “June 2026 Indenture”), (ii) the Indenture dated July 17, 2026 (the “July 2026 Indenture”), each between the Company and U.S. Bank Trust Company, National Association, as trustee, and (iii) any Exempted Indebtedness which the Maker may be obligated under that constitutes senior Indebtedness (such Exempted Indebtedness taken together with the Indebtedness of the Company under the June 2026 Indenture and the July 2026 Indenture, the “Pari Passu Indebtedness”), and the obligations of the Maker under this Note shall be pari passu with (and not in any way junior to or subordinated to) the Pari Passu Indebtedness in right of payment. Upon any Liquidation Event (as hereinafter defined), the Holder will be entitled to receive, before any distribution or payment is made upon, or set apart with respect to, any Indebtedness of the Maker (with the exception of the Pari Passu Indebtedness) or any class of capital stock of the Maker, an amount equal to the Outstanding Principal Amount and, upon any such Liquidation Event, the Company shall not make any principal payments under any Indenture (as such term is defined in the Purchase Agreement) unless the Company makes a pro rata payment to the Holder (based on the principal amount owing under the Indentures and owing under the Notes and other Transaction Documents) with respect to the Outstanding Principal Amount. For purposes of this Note, “Liquidation Event” means a liquidation pursuant to a filing of a petition for bankruptcy under applicable law or any other insolvency or debtor’s relief, an assignment for the benefit of creditors, or a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Maker.

1.11 Tax Treatment. The Maker and the Holder agree that for U.S. federal income tax purposes, and applicable state, local and non-U.S. income tax purposes, this Note is not intended to be, and shall not be, treated as indebtedness. Neither the Maker nor the Holder shall take any contrary position on any tax return, or in any audit, claim, investigation, inquiry or proceeding in respect of Taxes, unless otherwise required pursuant to a final determination within the meaning of Section 1313 of the Internal Revenue Code of 1986, as amended (the “Code”), or any analogous provision of applicable state, local or non-U.S. law.

ARTICLE 2

2.1 Events of Default. An “Event of Default” under this Note shall mean the occurrence of any of the events defined in the Purchase Agreement, and any of the additional events described below:

(a) any default in the payment of (i) the Principal Amount or any Alternative Conversion Cash Election Payment Amount when due or any other amounts due under this Note, or any principal or interest owing under any other Note; or (ii) liquidated damages in respect of this Note or any other Note as and when the same shall become due and payable (whether on the Maturity Date or by acceleration or otherwise);

(b) the Maker or the Subsidiary Guarantor shall fail to observe or perform any other covenant, condition or agreement contained in this Note or any Transaction Document to which it is a party in any material respect including failure by the Company to cause the Registration Statement to be filed as required by the terms of the Purchase Agreement;

(c) the Maker’s notice to the Holder, including by way of public announcement, at any time, of its inability to comply (including for any of the reasons described in Section 3.6(a) hereof) or its intention not to comply with proper requests for conversion of this Note into Ordinary Shares;

(d) the Maker (i) shall fail to timely deliver the Ordinary Shares as and when required in Section 3.2; or (ii) the Maker or the Subsidiary Guarantor shall fail to make the payment of any fees and/or liquidated damages under any Transaction Document to which it is a party;

(e) default shall occur in any material respect in the performance or observance of any covenant, condition or agreement contained in the Purchase Agreement or any other Transaction Document by the Maker or a guarantor of the Obligations that is not covered by any other provisions of this Section 2.1;

(f) at any time the Maker shall fail to have the Required Minimum of Ordinary Shares authorized, reserved and available for issuance to satisfy the potential conversion in full (disregarding for this purpose any and all limitations of any kind on such conversion) of this Note;

(g) any representation or warranty made by the Maker or any of its Subsidiaries herein or in the Purchase Agreement, any Note or any other Transaction Document shall prove to have been false or incorrect or breached in a material respect on the date as of which made;

(h) unless otherwise approved in writing in advance by the Holder, the Maker shall consummate, or shall announce an intention to pursue or consummate, a Change of Control, or a Change of Control shall be consummated, or the Maker shall enter into any agreement, understanding or arrangement with respect to any Change of Control;

(i) the Maker or any of its Significant Subsidiaries shall (A) default in any payment of any amount or amounts of principal of or interest (if any) on any Indebtedness (other than the Indebtedness hereunder), the aggregate principal amount of which Indebtedness is in excess of $3,500,000 or (B) default in the observance or performance of any other agreement or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or holders or beneficiary or beneficiaries of such Indebtedness to cause with the giving of notice if required, such Indebtedness to become due prior to its stated maturity;

(j) the Maker or any of its Significant Subsidiaries shall: (i) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its property or assets; (ii) make a general assignment for the benefit of its creditors; (iii) commence a voluntary case under the United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic); (iv) file a petition seeking to take advantage of any bankruptcy, insolvency, moratorium, reorganization or other similar law affecting the enforcement of creditors’ rights generally; (v) acquiesce in writing to any petition filed against it in an involuntary case under United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic); (vi) issue a notice of bankruptcy or winding down of its operations or issue a press release regarding same; or (vii) take any action under the laws of any jurisdiction (foreign or domestic) analogous to any of the foregoing;

(k) a proceeding or case shall be commenced in respect of the Maker or any of its Significant Subsidiaries, without its application or consent, in any court of competent jurisdiction, seeking: (i) the liquidation, reorganization, moratorium, dissolution, winding up, or composition or readjustment of its debts; (ii) the appointment of a trustee, receiver, custodian, liquidator or the like of it or of all or any substantial part of its assets in connection with the liquidation or dissolution of the Maker or any of its Significant Subsidiaries; or (iii) similar relief in respect of it under any law providing for the relief of debtors, and such proceeding or case described in clause (i), (ii) or (iii) shall continue undismissed, or unstayed and in effect, for a period of forty-five (45) days or any order for relief shall be entered in an involuntary case under United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic) against the Maker or any of its Significant Subsidiaries or action under the laws of any jurisdiction (foreign or domestic) analogous to any of the foregoing shall be taken with respect to the Maker or any of its Significant Subsidiaries and shall continue undismissed, or unstayed and in effect for a period of forty-five (45) days;

(l) one or more final judgments or orders for the payment of money aggregating in excess of $3,500,000 (or its equivalent in the relevant currency of payment) are rendered against one or more of the Company and its Significant Subsidiaries and such final judgments or orders remain unpaid, undischarged or unstayed for 30 days after entry thereof;

(m) the failure of the Maker to instruct the Transfer Agent to remove any legends from Ordinary Shares and issue such unlegended certificates to the Holder within three (3) Trading Days of the Holder’s request so long as the Holder has provided reasonable assurances to the Maker that such Ordinary Shares can be sold pursuant to Rule 144 or any other applicable exemption;

(n) the Maker’s Ordinary Shares are no longer publicly traded or cease to be listed on the Trading Market or, after the six month anniversary of the Issuance Date, any Investor Shares may not be immediately resold under Rule 144 without restriction on the number of shares to be sold or manner of sale, unless such Investor Shares have been registered for resale under the 1933 Act and may be sold without restriction;

(o) the Maker consummates a “going private” transaction as a result of which the Ordinary Shares will no longer be registered under Sections 12(b) or 12(g) of the 1934 Act;

(p) there shall be any SEC or judicial stop trade order or trading suspension stop-order or any restriction in place with the Transfer Agent restricting the trading of such Ordinary Shares;

(q) the Depository Trust Company places any restrictions on transactions in the Ordinary Shares or the Ordinary Shares are no longer tradeable through the Depository Trust Company Fast Automated Securities Transfer program;

(r) the Maker or the Subsidiary Guarantor challenges the enforceability of any provision of any Note or any other Transaction Document;

(s) the Company’s Market Capitalization is below $100,000,000.00 for ten (10) consecutive days; or

(t) the occurrence of a Material Adverse Effect in respect of the Maker, or the Maker and its Subsidiaries taken as a whole.

For the avoidance of doubt, any default pursuant to Section 2.1(i) above shall not be subject to any cure periods pursuant to the instrument governing such Indebtedness or this Note.

2.2 Remedies Upon an Event of Default.

(a) Upon the occurrence of any Event of Default which is not capable of being cured within the cure periods set forth in Section 2.1 or upon the occurrence and continuance of any Event of Default which is capable of being cured within the cure periods set forth in Section 2.1, the Maker shall be obligated to pay to the Holder the Mandatory Default Amount, which Mandatory Default Amount shall be earned by the Holder on the date the Event of Default giving rise thereto occurs and shall be due and payable on the earlier to occur of the Maturity Date, upon conversion, redemption or prepayment of this Note or the date on which all amounts owing hereunder have been accelerated in accordance with the terms hereof.

(b) Upon the occurrence of any Event of Default, the Maker shall, as promptly as possible but in any event within one (1) Business Day of such Event of Default, notify the Holder of the occurrence of such Event of Default, describing the event or factual situation giving rise to the Event of Default and specifying the relevant subsection or subsections of Section 2.1 hereof under which such Event of Default has occurred.

(c) Upon the occurrence and during the continuance of an Event of Default, the Holder may at any time at its option (1) declare the Mandatory Default Amount due and payable, and thereupon, the same shall be accelerated and so due and payable, without presentment, demand, protest or notice, all of which are hereby expressly unconditionally and irrevocably waived by the Maker and (2) exercise all other rights and remedies available to it under the Transaction Documents; provided, however, that (x) upon the occurrence of any Event of Default which is not capable of being cured within the cure periods set forth in Section 2.1 or upon the occurrence and continuance of any Event of Default which is capable of being cured within the cure periods set forth in Section 2.1, the Holder, in its sole and absolute discretion (without the obligation to provide notice of such Event of Default), may: (a) from time-to-time demand that all or a portion of the Outstanding Principal Amount be converted into Ordinary Shares at the lower of (i) the then-current Fixed Conversion Price and (ii) eighty percent (80%) of the average of the three (3) lowest daily VWAPs during the twenty (20) Trading Days prior to the delivery by the Holder of the applicable notice of conversion or (b) exercise or otherwise enforce any one or more of the Holder’s rights, powers, privileges, remedies and interests under this Note, the Purchase Agreement, the other Transaction Documents or applicable law and (y) upon the occurrence of an Event of Default described in Section 2.1(j) or Section 2.1(k) above, the Mandatory Default Amount shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Maker.

(d) No course of delay on the part of the Holder shall operate as a waiver thereof or otherwise prejudice the rights of the Holder.

(e) No remedy conferred hereby shall be exclusive of any other remedy referred to herein or now or hereafter available at law, in equity, by statute or otherwise.

ARTICLE 3

3.1 Conversion.

(a) Conversion at the Fixed Conversion Price. At any time following the Issuance Date (but not during the Notice Period, if any, but subject to the Holder’s right to 1/4th of the amounts owed under this Note under Section 1.4), this Note shall be convertible (in whole or in part), at the option of the Holder, into such number of fully paid and non-assessable Ordinary Shares as is determined by dividing (x) that portion of the Outstanding Principal Amount and any other amounts owing hereunder or under the other Transaction Documents that the Holder elects to convert (the “Conversion Amount”) by (y) the Fixed Conversion Price then in effect on the date on which the Holder delivers a notice of conversion, in substantially the form attached hereto as Exhibit B (the “Conversion Notice”), in accordance with the instructions set forth in Section 5.1 to the Maker.

(b) Fixed Conversion Price. The “Fixed Conversion Price” means $17.5308, and shall be subject to adjustment as provided herein; provided that no conversion under Section 3.1(a) shall be effected at a price per share below the Floor Price.

(c) Conversion at the Alternative Conversion Price. At any time following the earlier of (i) the date that is sixty (60) days after the Issuance Date, and (ii) the date the Registration Statement covering the resale of the Conversion Shares is declared effective (but not during the Notice Period, if any, except in respect of Holder’s right to convert 1/4th of the amounts owed under this Note under Section 1.4), and subject to the provisions of this Section 3.1(c), this Note shall be convertible (in whole or in part), at the option of the Holder, into such number of fully paid and non-assessable Ordinary Shares as is determined by dividing (x) the applicable Conversion Amount by (y) the Alternative Conversion Price then in effect on the date on which the Holder delivers the applicable Conversion Notice, in accordance with the instructions set forth in Section 5.1 to the Maker. In any given calendar month following the Issuance Date, all conversions effected under this Section 3.1(c) in that calendar month may not exceed an aggregate amount equal to up to Six Million and Zero/100 Dollars ($6,000,000.00) (each, a “Monthly Alternative Conversion Cap”). Notwithstanding the foregoing the Holder and the Maker may upon mutual agreement increase the amount of such Monthly Alternative Conversion Caps for all conversions occurring in the applicable calendar month to an aggregate amount equal to up to twelve million dollars ($12,000,000.00) or such higher aggregate as the Holder and Maker may agree.

(d) Company’s Right to Elect to Pay Cash Upon a Conversion at the Alternative Conversion Price. Upon the receipt of a Conversion Notice by the Maker pursuant to Section 3.1(c), provided that no Event of Default has occurred, the Maker may elect to satisfy such Conversion Notice in cash, instead of issuing the applicable Conversion Shares to the Holder in satisfaction of such Conversion Notice, by providing notice of such election to the Holder (such notice, an “Alternative Conversion Cash Election Notice”). If a Conversion Notice under Section 3.1(c) is received (i) prior to 3:00 p.m. (New York time) on a Business Day by the Maker, the Maker shall provide the Holder with its Alternative Conversion Cash Election Notice in respect of such Conversion Notice by 5:00 p.m. (New York time) on such Business Day, or (ii) at or after 3:00 p.m. (New York time) on a Business Day or on a date that is not a Business Day, the Maker shall provide the Holder with its Alternative Conversion Cash Election Notice in respect of such Conversion Notice by 8:00 a.m. (New York time) on the next succeeding Business Day (the “Alternative Conversion Cash Election Deadline”). If an Alternative Conversion Cash Election Notice is not received by the Holder by the applicable Alternative Conversion Cash Election Deadline, the Maker shall be deemed in respect of the relevant Conversion Notice to have elected to deliver the applicable Conversion Shares and, for the avoidance of doubt shall deliver them in accordance with and at the time required by Section 3.2 from the date of the delivery of the Conversion Notice and not from the applicable Alternative Conversion Cash Election Deadline. The amount of cash payable in respect of any Conversion Notice elected to be satisfied in cash pursuant to this Section 3.1(d) shall equal the applicable Conversion Amount multiplied by 1.05 (each, an “Alternative Conversion Cash Election Payment Amount”). Notwithstanding the foregoing, only that portion of any Alternative Conversion Cash Election Payment Amount which is attributable to the underlying Conversion Amount will be deemed paid towards the amounts owing under this Note, and any portion of an Alternative Conversion Cash Election Payment Amount which is in excess of the applicable Conversion Amount shall be deemed additional consideration to the Holder for receiving cash instead of Conversion Shares in respect of the applicable Conversion Notice. Any Alternative Conversion Cash Election Payment Amount elected to be paid by the Maker under this Section 3.1(d) shall be paid by 5:00 p.m. (New York time) on the Business Day succeeding the date of the delivery of the applicable Conversion Notice and failure to pay such Alternative Conversion Cash Election Payment Amount by such time shall be deemed an Event of Default under Section 2.1(a). Following the failure to pay an Alternative Conversion Cash Election Payment Amount as required under this Section 3.1(d) the Holder may elect to withdraw the applicable Conversion Notice or to receive the Conversion Shares required to be delivered by the applicable Conversion Notice, provided that any election to receive the Conversion Shares shall not extend the period by which the Maker was required to deliver the Conversion Shares under Section 3.2. Notwithstanding the foregoing, the Company shall not be entitled to elect to pay cash under this Section 3.1(d) in respect of conversions of the Maximum Amount under Section 1.4.

(e) Alternative Conversion Price. The “Alternative Conversion Price” means ninety percent (90%) of the average of the three (3) lowest daily VWAPs as may be selected by the Holder in its sole discretion during the twenty (20) Trading Days prior to the delivery of the applicable Conversion Notice; provided that no conversion under this Section 3.1 shall be effected at a price per share below the Floor Price.

(f) Cash Payment. At the option of the Holder, if in connection with a conversion under this Note, the Alternative Conversion Price is deemed to be the Floor Price, then in addition to issuing the Conversion Shares at the Floor Price, the Maker will also pay to the Holder, by the applicable Share Delivery Date (as defined below), a cash amount equal to the following formula:

(A – B) x C

Where:

A = Number of Ordinary Shares that would be issued to the Holder in connection with such conversion determined by dividing the Conversion Amount by ninety percent (90%) of the average of the three (3) lowest daily VWAPs during the twenty (20) Trading Days prior to the applicable Conversion Date (notwithstanding the Floor Price);

B = Number of Conversion Shares issued to the Holder in connection with such conversion; and

C = the VWAP on the Conversion Date.

(g) General Terms with Respect to Conversions. The Holder shall deliver this Note to the Maker at the address designated in the Purchase Agreement at such time that this Note is fully converted. With respect to partial conversions of this Note, the Maker shall keep written records of the amount of this Note converted as of the date of a conversion (each, a “Conversion Date”). The limitations on conversion set forth in Section 3.1(c) and Section 3.1(d), including the right to elect to pay cash in respect of a conversion, shall not apply to any conversion under Section 3.1(a) or any conversion following an Event of Default under Section 2.2(c).

3.2 Delivery of Conversion Shares. As soon as practicable after the occurrence of any event requiring the issuance of Ordinary Shares issuable upon conversion of this Note (“Conversion Shares”), and in any event within one (1) Business Day thereafter (such date, the “Share Delivery Date”), the Maker shall, at its expense, cause to be issued in the name of and delivered to the Holder, or as the Holder may direct, a certificate or certificates evidencing the number of fully paid and nonassessable Ordinary Shares to which the Holder shall be entitled, in such denominations as may be requested by the Holder, which certificate or certificates shall be free of restrictive and trading legends, except for any such legends as may be required under the 1933 Act. In lieu of delivering physical certificates for the Ordinary Shares issuable upon the occurrence of any event requiring the issuance of Conversion Shares in accordance with this Note, provided the Transfer Agent is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer program or a similar program, upon request of the Holder, the Company shall cause the Transfer Agent to electronically transmit such Conversion Shares so issuable to the Holder (or its designee), by crediting the account of the Holder’s (or such designee’s) broker with DTC through its Deposit and Withdrawal At Custodian (“DWAC”) system (provided that the same time periods herein as for stock certificates shall apply) as instructed by the Holder (or its designee); provided, that such issuance shall only be made through DTC’s DWAC system if such Conversion Shares will be issued free of restrictive legends.

3.3 Ownership Cap. Notwithstanding anything to the contrary contained herein, the Holder shall not be entitled to receive shares representing Equity Interests upon conversion of this Note to the extent (but only to the extent) that such conversion or receipt would cause the Holder Group (as defined below) to become, directly or indirectly, a “beneficial owner” (within the meaning of Section 13(d) of the 1934 Act and the rules and regulations promulgated thereunder) of a number of Equity Interests of a class that is registered under the 1934 Act which exceeds the Maximum Percentage of the Equity Interests of such class that are outstanding at such time. Any purported delivery of Equity Interests in connection with the conversion of this Note prior to the termination of this restriction in accordance herewith shall be void and have no effect to the extent (but only to the extent) that such delivery would result in the Holder Group becoming the beneficial owner of more than the Maximum Percentage of the Equity Interests of a class that is registered under the 1934 Act that is outstanding at such time. If any delivery of Equity Interests owed to the Holder following conversion of this Note is not made, in whole or in part, as a result of this limitation, the Company’s obligation to make such delivery shall not be extinguished and the Company shall deliver such Equity Interests as promptly as practicable after the Holder gives notice to the Company that such delivery would not result in such limitation being triggered or upon termination of the restriction in accordance with the terms hereof. To the extent limitations contained in this Section 3.3 apply, the determination of whether this Note is convertible and of which portion of this Note is convertible shall be the sole responsibility and in the sole determination of the Holder, and the submission of a notice of conversion shall be deemed to constitute the Holder’s determination that the issuance of the full number of Conversion Shares requested in the notice of conversion is permitted hereunder, and the Company shall not have any obligation to verify or confirm the accuracy of such determination. For purposes of this Section 3.3, (i) the term “Maximum Percentage” shall mean 9.99%; and (ii) the term “Holder Group” shall mean the Holder plus any other Person with which the Holder is considered to be part of a group under Section 13 of the 1934 Act or with which the Holder otherwise files reports under Sections 13 and/or 16 of the 1934 Act. In determining the number of Equity Interests of a particular class outstanding at any point in time, the Holder may rely on the number of outstanding Equity Interests of such class as reflected in (x) the Company’s most recent Annual Report on Form 20-F or Report of Foreign Private Issuer on Form 6-K filed with or furnished to the Securities and Exchange Commission, as the case may be, (y) a more recent public announcement by the Company or (z) a more recent notice by the Company or the Transfer Agent to the Holder setting forth the number of Equity Interests of such class then outstanding. For any reason at any time, upon written or oral request of the Holder, the Company shall, within one (1) Business Day of such request, confirm orally and in writing to the Holder the number of Equity Interests of any class then outstanding. The provisions of this Section 3.3 shall be construed, corrected and implemented in a manner so as to effectuate the intended beneficial ownership limitation herein contained.

3.4 Adjustment of Fixed Conversion Price and the Alternative Conversion Price.

(a) Until the Note has been paid in full or converted in full, the Fixed Conversion Price and/or the Alternative Conversion Price shall be subject to adjustment from time to time as follows (but shall not be increased, other than pursuant to Section 3.4(a)(i) hereof):

(i) Adjustments for Stock Splits and Combinations. If the Maker shall at any time or from time to time after the Closing Date (but whether before or after the Issuance Date) effect a split or other subdivision of the outstanding Ordinary Shares, the applicable Fixed Conversion Price in effect immediately prior to the stock split shall be proportionately decreased. Any adjustments under this Section 3.4(a)(i) shall be effective at the close of business on the date the stock split or combination occurs.

(ii) Adjustments for Certain Dividends and Distributions. If the Maker shall at any time or from time to time after the Closing Date (but whether before or after the Issuance Date) make or issue or set a record date for the determination of holders of Ordinary Shares entitled to receive a dividend or other distribution payable in Ordinary Shares, then, and in each event, the applicable Fixed Conversion Price in effect immediately prior to such event shall be decreased as of the time of such issuance or, in the event such record date shall have been fixed, as of the close of business on such record date, by multiplying the applicable Fixed Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of Ordinary Shares issued and outstanding immediately prior to the time of such issuance or the close of business on such record date; and

(2) the denominator of which shall be the total number of Ordinary Shares issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of Ordinary Shares issuable in payment of such dividend or distribution.

(iii) Adjustment for Other Dividends and Distributions. If the Maker shall at any time or from time to time after the Closing Date (but whether before or after the Issuance Date) make or issue or set a record date for the determination of holders of Ordinary Shares entitled to receive a dividend or other distribution payable in other than Ordinary Shares, then, and in each event, an appropriate revision to the applicable Fixed Conversion Price shall be made and provision shall be made (by adjustments of the Fixed Conversion Price or otherwise) so that the Holder of this Note shall receive upon conversions thereof, in addition to the number of Ordinary Shares receivable thereon, the number of securities of the Maker or other issuer (as applicable) or cash or other property that it would have received had this Note been converted into Ordinary Shares in full (without regard to any conversion limitations herein) on the date of such event and had thereafter, during the period from the date of such event to and including the Conversion Date, retained such securities (together with any distributions payable thereon during such period) or assets, giving application to all adjustments called for during such period under this Section 3.4(a)(iii) with respect to the rights of the holders of this Note; provided, however, that if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Fixed Conversion Price shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends or distributions.

(iv) Adjustments for Reclassification, Exchange or Substitution. If the Ordinary Shares at any time or from time to time after the Closing Date (but whether before or after the Issuance Date) shall be changed to the same or different number of shares or other securities of any class or classes of stock or other property, whether by reclassification, exchange, substitution or otherwise (other than by way of a stock split or combination of shares or stock dividends provided for in Sections 3.4(a)(i), (ii) and (iii) hereof, or a reorganization, merger, consolidation, or sale of assets provided for in Section 3.4(a)(vii) hereof), then, and in each event, an appropriate revision to the Fixed Conversion Price shall be made and provisions shall be made (by adjustments of the Fixed Conversion Price or otherwise) so that the Holder shall have the right thereafter to convert this Note into the kind and amount of shares of stock or other securities or other property receivable upon reclassification, exchange, substitution or other change, by holders of the number of Ordinary Shares into which such Note might have been converted immediately prior to such reclassification, exchange, substitution or other change, all subject to further adjustment as provided herein.

(v) Adjustments for Issuance of Additional Ordinary Shares. In the event the Maker shall at any time or from time to time after the Closing Date (but whether before or after the Issuance Date) issue or sell any additional Ordinary Shares (“Additional Ordinary Shares”), other than (A) as provided in this Note (including the foregoing subsections (i) through (iv) of this Section 3.4(a)), pursuant to any Equity Plan (including pursuant to Ordinary Share Equivalents (as defined below) granted or issued under any Equity Plan), (B) pursuant to Ordinary Share Equivalents granted or issued prior to the Closing Date, (C) Exempted Securities, or (D) pursuant to the terms of this Note, in any case, at an effective price per share that is less than the Fixed Conversion Price or the Alternative Conversion Price then in effect or without consideration, then the Fixed Conversion Price or the Alternative Conversion Price, as applicable, upon each such issuance shall be reduced to a price equal to the consideration per share paid for such Additional Ordinary Shares. For purposes of clarification, the amount of consideration received for such Additional Ordinary Shares shall not include the value of any additional securities or other rights received in connection with such issuance of Additional Ordinary Shares (i.e., warrants, rights of first refusal or other similar rights).

(vi) Issuance, Amendment or Adjustment of Ordinary Share Equivalents. Except for Exempted Securities, if (x) the Maker, at any time after the Closing Date (but whether before or after the Issuance Date), shall issue any Ordinary Share Equivalents and the price per share for which Ordinary Shares may be issuable pursuant to any such Ordinary Share Equivalent shall be less than the applicable Fixed Conversion Price or Alternative Conversion Price then in effect, or (y) the price per share for which Ordinary Shares may be issuable under any Ordinary Share Equivalents is amended or adjusted, pursuant to the terms of such Ordinary Share Equivalents or otherwise, and such price as so amended or adjusted shall be less than the applicable Fixed Conversion Price or Alternative Conversion Price in effect at the time of such amendment or adjustment, then, in each such case (x) or (y), the applicable Fixed Conversion Price or Alternative Conversion Price, as applicable, upon each such issuance or amendment or adjustment shall be adjusted as provided in subsection (v) of this Section 3.4(a) as if the maximum number of Ordinary Shares issuable upon conversion, exercise or exchange of such Ordinary Share Equivalents had been issued on the date of such issuance or amendment or adjustment.

(vii) Consideration for Stock. In case any Ordinary Shares or any Ordinary Share Equivalents shall be issued or sold:

(1) in connection with any merger or consolidation in which the Maker is the surviving corporation (other than any consolidation or merger in which the previously outstanding Ordinary Shares of the Maker shall be changed to or exchanged for the stock or other securities of another corporation), the amount of consideration therefor shall be deemed to be the fair value, as determined reasonably and in good faith by the Board of Directors of the Maker and approved by the Holder, of such portion of the assets and business of the nonsurviving corporation as such Board of Directors may determine to be attributable to such Ordinary Shares or Convertible Securities, as the case may be; or

(2) in the event of any consolidation or merger of the Maker in which the Maker is not the surviving corporation or in which the previously outstanding Ordinary Shares of the Maker shall be changed into or exchanged for the stock or other securities of another corporation or other property, or in the event of any sale of all or substantially all of the assets of the Maker for stock or other securities or other property of any corporation, the Maker shall be deemed to have issued Ordinary Shares, at a price per share equal to the valuation of the Ordinary Shares based on the actual exchange ratio on which the transaction was predicated, as applicable, and the fair market value on the date of such transaction of all such stock or securities or other property of the other corporation. If any such calculation results in adjustment of the applicable Fixed Conversion Price or Alternative Conversion Price, or the number of Ordinary Shares issuable upon conversion of the Note, the determination of the applicable Fixed Conversion Price, Alternative Conversion Price or the number of Ordinary Shares issuable upon conversion of the Note immediately prior to such merger, consolidation or sale, shall be made after giving effect to such adjustment of the number of Ordinary Shares issuable upon conversion of the Note. In the event Ordinary Shares are issued with other shares or securities or other assets of the Maker for consideration which covers both, the consideration computed as provided in this Section 3.4(a)(vii) shall be allocated among such securities and assets as determined in good faith by the Board of Directors of the Maker and approved by the Holder.

(viii) Record Date. In case the Maker shall take record of the holders of its Ordinary Shares for the purpose of entitling them to subscribe for or purchase Ordinary Shares or Convertible Securities, then the date of the issue or sale of the Ordinary Shares shall be deemed to be such record date.

(b) No Impairment. The Maker shall not, by amendment of its Amended and Restated Memorandum and Articles of Association or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Maker, but will at all times in good faith assist in the carrying out of all the provisions of this Section 3.4 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the Holder against impairment. In the event the Holder shall elect to convert this Note as provided herein, the Maker cannot refuse conversion based on any claim that the Holder or anyone associated or affiliated with the Holder has been engaged in any violation of law, violation of an agreement to which the Holder is a party or for any reason whatsoever, unless, an injunction from a court, or notice, restraining and/or enjoining conversion of this Note shall have issued and the Maker posts a surety bond for the benefit of the Holder in an amount equal to one hundred fifty percent (150%) of the Principal Amount of the Note the Holder has elected to convert, which bond shall remain in effect until the completion of arbitration/litigation of the dispute and the proceeds of which shall be payable to the Holder (as liquidated damages) in the event it obtains judgment.

(c) Certificates as to Adjustments. Upon occurrence of each adjustment or readjustment of the Fixed Conversion Price, Alternative Conversion Price, or number of Ordinary Shares issuable upon conversion of this Note pursuant to this Section 3.4, the Maker at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder a certificate setting forth such adjustment and readjustment, showing in detail the facts upon which such adjustment or readjustment is based. The Maker shall, upon written request of the Holder, at any time, furnish or cause to be furnished to the Holder a like certificate setting forth such adjustments and readjustments, the applicable Fixed Conversion Price or Alternative Conversion Price, in effect at the time, and the number of Ordinary Shares and the amount, if any, of other securities or property which at the time would be received upon the conversion of this Note. Notwithstanding the foregoing, the Maker shall not be obligated to deliver a certificate unless such certificate would reflect an increase or decrease of at least one percent (1%) of such adjusted amount.

(d) Issue Taxes; Costs. The Maker shall pay any and all issue and other taxes, excluding federal, state or local income taxes, that may be payable in respect of any issue or delivery of Ordinary Shares on conversion of this Note pursuant thereto; provided, however, that the Maker shall not be obligated to pay any transfer taxes resulting from any transfer requested by the Holder in connection with any such conversion. The Maker shall also pay any and all fees payable to the Transfer Agent (including same day processing fees) and fees for any opinions in respect of any conversion and in this regard such amounts may be added to the Conversion Amount in respect of the applicable conversion.

(e) Fractional Shares. No fractional Ordinary Shares shall be issued upon conversion of this Note. In lieu of any fractional shares to which the Holder would otherwise be entitled, the Maker shall pay cash equal to such fractional shares multiplied by the lower of the Alternative Conversion Price and Fixed Conversion Price then in effect.

(f) Reservation of Ordinary Shares. The Maker shall at all times while this Note shall be outstanding, reserve and keep available out of its authorized but unissued Ordinary Shares, the Required Minimum of such number of Ordinary Shares as shall from time to time be sufficient to effect the conversion of this Note (disregarding for this purpose any and all limitations of any kind on such conversion). The Maker shall, from time to time, use all commercially reasonable efforts to increase the authorized number of Ordinary Shares or take other effective action if at any time the unissued number of authorized shares shall not be sufficient to satisfy the Maker’s obligations under this Section 3.4(f).

(g) Regulatory Compliance. If any Ordinary Shares to be reserved for the purpose of conversion of this Note require registration or listing with or approval of any governmental authority, stock exchange or other regulatory body under any federal or state law or regulation or otherwise before such shares may be validly issued or delivered upon conversion, the Maker shall, at its sole cost and expense, in good faith and as expeditiously as possible, secure such registration, listing or approval, as the case may be.

(h) Effect of Events Prior to the Issuance Date. If the Issuance Date of this Note is after the Closing Date, then, if the Fixed Conversion Price, Alternative Conversion Price or any other right of the Holder of this Note would have been adjusted or modified by operation of any provision of this Note had this Note been issued on the Closing Date, such adjustment or modification shall be deemed to apply to this Note as of the Issuance Date as if this Note had been issued on the Closing Date.

3.5 Prepayment Following a Change of Control.

(a) Mechanics of Prepayment at Option of Holder in Connection with a Change of Control. No sooner than fifteen (15) days prior to entry into an agreement for a Change of Control nor later than ten (10) days prior to the consummation of a Change of Control, but not prior to the public announcement of such Change of Control, the Maker shall deliver written notice (“Notice of Change of Control”) to the Holder. At any time after receipt of a Notice of Change of Control (or, in the event a Notice of Change of Control is not delivered at least ten (10) days prior to a Change of Control, at any time within ten (10) days prior to a Change of Control), the Holder may require the Maker to prepay, effective immediately prior to the consummation of such Change of Control, an amount equal to the Outstanding Principal Amount plus any other amounts owing under this Note (the “COC Repayment Price”), by delivering written notice thereof (“Notice of Prepayment at Option of Holder Upon Change of Control”) to the Maker.

(b) Payment of COC Repayment Price. Upon the Maker’s receipt of a Notice(s) of Prepayment at Option of Holder Upon Change of Control from the Holder, the Maker shall deliver the COC Repayment Price to the Holder prior to, or substantially concurrently with, the consummation of the Change of Control; provided that the Holder’s original Note shall have been so delivered to the Maker.

3.6 Inability to Fully Convert.

(a) Holder’s Option if Maker Cannot Fully Convert. If, upon the Maker’s receipt of a Conversion Notice or as otherwise required under this Note, including with respect to repayment of principal in Ordinary Shares as permitted under this Note, the Maker cannot issue Ordinary Shares for any reason, including, without limitation, because the Maker (x) does not have a sufficient number of Ordinary Shares authorized and available or (y) is otherwise prohibited by applicable law or by the rules or regulations of any stock exchange, interdealer quotation system or other self-regulatory organization with jurisdiction over the Maker or any of its securities from issuing all of the Ordinary Shares which are to be issued to the Holder pursuant to this Note, then the Maker shall issue as many Ordinary Shares as it is able to issue and, with respect to the unconverted portion of this Note or with respect to any Ordinary Shares not timely issued in accordance with this Note, the Holder, solely at Holder’s option, can elect to:

(i) require the Maker to prepay that portion of this Note for which the Maker is unable to issue Ordinary Shares or for which Ordinary Shares were not timely issued (the “Mandatory Prepayment”) at a price equal to the number of Ordinary Shares that the Maker is unable to issue multiplied by the lesser of the Fixed Conversion Price and the Alternative Conversion Price (the “Mandatory Prepayment Price”);

(ii) void its Conversion Notice and retain or have returned, as the case may be, this Note that was to be converted pursuant to the Conversion Notice (provided that the Holder’s voiding its Conversion Notice shall not affect the Maker’s obligations to make any payments which have accrued prior to the date of such notice); or

(iii) defer issuance of the applicable Conversion Shares until such time as the Maker can legally issue such shares; provided, that the Principal Amount underlying such Conversion Shares shall remain outstanding until the delivery of such Conversion Shares; provided, further, that if the Holder elects to defer the issuance of the Conversion Shares, it may exercise its rights under either clause (i) or (ii) above at any time prior to the issuance of the Conversion Shares upon two (2) Business Days’ notice to the Maker.

(b) Mechanics of Fulfilling Holder’s Election. The Maker shall immediately send to the Holder, upon receipt of a Conversion Notice from the Holder, which cannot be fully satisfied as described in Section 3.6(a) above, a notice of the Maker’s inability to fully satisfy the Conversion Notice (the “Inability to Fully Convert Notice”). Such Inability to Fully Convert Notice shall indicate (i) the reason why the Maker is unable to fully satisfy the Holder’s Conversion Notice; and (ii) the amount of this Note which cannot be converted. The Holder shall notify the Maker of its election pursuant to Section 3.6(a) above by delivering written notice to the Maker (“Notice in Response to Inability to Convert”).

(c) Payment of Mandatory Prepayment Price. If the Holder shall elect to have its Note prepaid pursuant to Section 3.6(a)(i) above, the Maker shall pay the Mandatory Prepayment Price to the Holder within five (5) Business Days of the Maker’s receipt of the Holder’s Notice in Response to Inability to Convert; provided that prior to the Maker’s receipt of the Holder’s Notice in Response to Inability to Convert the Maker has not delivered a notice to the Holder stating, to the satisfaction of the Holder, that the event or condition resulting in the Mandatory Prepayment has been cured and all Conversion Shares issuable to the Holder can and will be delivered to the Holder in accordance with the terms of this Note. If the Maker shall fail to pay the applicable Mandatory Prepayment Price to the Holder on the date that is one (1) Business Day following the Maker’s receipt of the Holder’s Notice in Response to Inability to Convert, in addition to any remedy the Holder may have under this Note and the Purchase Agreement, such unpaid amount shall bear interest at the rate of two percent (2%) per month (prorated for partial months) until paid in full. Until the full Mandatory Prepayment Price is paid in full to the Holder, the Holder may (i) void the Mandatory Prepayment with respect to that portion of the Note for which the full Mandatory Prepayment Price has not been paid and (ii) receive back such Note.

(d) No Rights as Shareholder. Nothing contained in this Note shall be construed as conferring upon the Holder, prior to the conversion of this Note, the right to vote or to receive dividends or to consent or to receive notice as a shareholder in respect of any meeting of shareholders for the election of directors of the Maker or of any other matter, or any other rights as a shareholder of the Maker.

3.7 Compensation for Buy-In on Failure to Timely Deliver Conversion Shares.  In addition to any other rights available to the Holder, if the Company fails to cause the Transfer Agent to transmit to the Holder Conversion Shares or any other shares pursuant to a conversion on or before the Share Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder’s brokerage firm otherwise purchases, Ordinary Shares to deliver in satisfaction of a sale by the Holder of the Conversion Shares which the Holder anticipated receiving upon such conversion (a “Buy-In”), then the Company shall (a) pay in cash to the Holder the amount, if any, by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the Ordinary Shares so purchased exceeds (y) the amount obtained by multiplying (1) the number of Conversion Shares that the Company was required to deliver to the Holder in connection with the conversion at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (b) at the option of the Holder, either reinstate the portion of the Note and equivalent number of Conversion Shares for which such conversion was not honored (in which case such conversion shall be deemed rescinded) or deliver to the Holder the number of Ordinary Shares that would have been issued had the Company timely complied with its conversion and delivery obligations hereunder. For example, if the Holder purchases Ordinary Shares having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of Ordinary Shares with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (a) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver Ordinary Shares upon conversion of the Note as required pursuant to the terms hereof.

ARTICLE 4

4.1 Covenants. For so long as any Note is outstanding, without the prior written consent of the Holder:

(a) Compliance with Transaction Documents. The Maker shall, and shall cause its Subsidiaries (if applicable) to, comply with its obligations under this Note and the other Transaction Documents.

(b) Payment of Taxes, Etc. The Maker shall, and shall cause each of its Subsidiaries to, promptly pay and discharge, or cause to be paid and discharged, when due and payable, all lawful taxes, assessments and governmental charges or levies imposed upon the income, profits, property or business of the Maker and the Subsidiaries, except for such failures to pay that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect; provided, however, that any such tax, assessment, charge or levy need not be paid if the validity thereof shall currently be contested in good faith by appropriate proceedings and if the Maker or such Subsidiaries shall have set aside on its books reserves with respect thereto in accordance with generally accepted accounting principles, and provided, further, that the Maker and such Subsidiaries will pay all such taxes, assessments, charges or levies forthwith upon the commencement of proceedings to foreclose any lien which may have attached as security therefor.

(c) Corporate Existence. The Maker shall, and shall cause each of its Subsidiaries to, maintain in full force and effect its corporate existence, rights and franchises (other than the existence, rights and franchises of the Subsidiaries of the Maker that the board of directors of the Maker determines are no longer necessary or useful to the operation of the Maker’s business) and all licenses and other rights to use property owned or possessed by it and reasonably deemed to be necessary to the conduct of its business.

(d) Investment Company Act. The Maker shall conduct its businesses in a manner so that it will not become subject to, or required to be registered under, the Investment Company Act of 1940, as amended.

(e) Prohibited Transactions; Indebtedness Issuances. For the avoidance of doubt, in addition to complying with its obligations under this Note and the other Transaction Documents, the Company shall not (i) enter into any Prohibited Transactions without the Holder’s prior written consent, until the date that is ten (10) Business Days after such time as this Note has been repaid in full and/or has been converted into Conversion Shares, or (ii) incur Indebtedness while this Note remains outstanding which is senior or pari passu in payment to the Indebtedness reflected by this Note, except for Exempted Indebtedness and any such Exempted Indebtedness may be senior to or pari passu with this Note.

(f) Repayment of This Note. If the Company or any Subsidiary issues any third party debt after the date hereof, including any subordinated debt or convertible debt (other than the Note or any other “Note” as defined in the Purchase Agreement), any redeemable preferred stock or any of the Company’s Series C Warrants, other than Exempted Indebtedness or Exempted Securities, in one or more transactions, unless otherwise waived in writing by and at the discretion of the Holder, the Company will immediately utilize the net proceeds of such issuance to repay this Note (without premium or penalty) in an amount equal to the entirety of the Prepayment Amount then outstanding, if such net proceeds are sufficient to do so, and if such net proceeds are less than the Prepayment Amount then outstanding, such net proceeds will be applied to partially repay the Outstanding Principal Amount on a dollar for dollar basis in an amount equal to the pro-rated Prepayment Amount in respect of such repaid Outstanding Principal Amount. For the avoidance of doubt, in respect of any repayment under this Section 4.1(f) the Holder shall be entitled to convert 1/4th thereof as contemplated by Section 1.4.

4.2 Set-Off. This Note shall be subject to the set-off provisions set forth in the Purchase Agreement.

4.3 Outstanding Authorized Ordinary Shares. Upon request the Company shall provide the number of issued and outstanding Ordinary Shares as of the date of such request (exclusive of any Ordinary Shares issuable upon the exercise of options or warrants or conversion of any convertible securities).

ARTICLE 5

5.1 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via email at the email address specified in the Purchase Agreement prior to 5:00 p.m. (New York time) on a Business Day, (b) the next Business Day after the date of transmission, if such notice or communication is delivered via email at the email address specified in the Purchase Agreement on a day that is not a Business Day or later than 5:00 p.m. (New York time) on any date and earlier than 11:59 p.m. (New York time) on such date, (c) the Business Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The addresses for such notices and communications shall be as set forth in the Purchase Agreement.

5.2 Governing Law. This Note shall be governed by and construed in accordance with the Laws of the State of New York, without reference to principles of conflict of laws or choice of laws.

5.3 Headings. The headings herein are for convenience only, do not constitute a part of this Note and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Note will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. This Note shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Note.

5.4 Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note, at law or in equity (including, without limitation, a decree of specific performance and/or other injunctive relief), no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit the Holder’s right to pursue actual damages for any failure by the Maker to comply with the terms of this Note. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the holder thereof and shall not, except as expressly provided herein, be subject to any other obligation of the Maker (or the performance thereof). The Maker acknowledges that a breach by it of its obligations hereunder will cause irreparable and material harm to the Holder and that the remedy at law for any such breach would be inadequate. Therefore, the Maker agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available rights and remedies, at law or in equity, to equitable relief, including but not limited to an injunction restraining any such breach or threatened breach, without the necessity of showing economic loss and without any bond or other security being required.

5.5 Enforcement Expenses. The Maker agrees to pay all costs and expenses of enforcement of this Note, including, without limitation, attorneys’ fees and expenses.

5.6 Binding Effect. The obligations of the Maker and the Holder set forth herein shall be binding upon the successors and assigns of each such party, whether or not such successors or assigns are permitted by the terms herein.

5.7 Amendments; Waivers. No provision of this Note may be waived or amended except in a written instrument signed by the Company and the Holder. No waiver of any default with respect to any provision, condition or requirement of this Note shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

5.8 Compliance with Securities Laws. The Holder of this Note acknowledges that this Note is being acquired solely for the Holder’s own account and not as a nominee for any other party, and for investment, and that the Holder shall not offer, sell or otherwise dispose of this Note in violation of securities laws. This Note and any Note issued in substitution or replacement therefor shall be stamped or imprinted with a legend in substantially the following form:

“THIS NOTE HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.”

5.9 Jurisdiction; Venue. Any action, proceeding or claim arising out of, or relating in any way to this Note shall be brought and enforced in the New York Supreme Court, County of New York, or in the United States District Court for the Southern District of New York. The Company and the Holder irrevocably submit to the jurisdiction of such courts, which jurisdiction shall be exclusive, and hereby waive any objection to such exclusive jurisdiction or that such courts represent an inconvenient forum. The prevailing party in any such action shall be entitled to recover its reasonable and documented attorneys’ fees and out-of-pocket expenses relating to such action or proceeding.

5.10 Parties in Interest. This Note shall be binding upon, inure to the benefit of and be enforceable by the Maker, the Holder and their respective successors and permitted assigns.

5.11 Failure or Indulgence Not Waiver. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

5.12 Maker Waivers. Except as otherwise specifically provided herein, the Maker and all others that may become liable for all or any part of the obligations evidenced by this Note, hereby waive presentment, demand, notice of nonpayment, protest and all other demands and notices in connection with the delivery, acceptance, performance and enforcement of this Note, and do hereby consent to any number of renewals or extensions of the time or payment hereof and agree that any such renewals or extensions may be made without notice to any such persons and without affecting their liability herein and do further consent to the release of any person liable hereon, all without affecting the liability of the other persons, firms or entities liable for the payment of this Note, AND DO HEREBY WAIVE TRIAL BY JURY.

(a) No delay or omission on the part of the Holder in exercising its rights under this Note, or course of conduct relating hereto, shall operate as a waiver of such rights or any other right of the Holder, nor shall any waiver by the Holder of any such right or rights on any one occasion be deemed a waiver of the same right or rights on any future occasion.

(b) THE MAKER ACKNOWLEDGES THAT THE TRANSACTION OF WHICH THIS NOTE IS A PART IS A COMMERCIAL TRANSACTION, AND TO THE EXTENT ALLOWED BY APPLICABLE LAW, HEREBY WAIVES ITS RIGHT TO NOTICE AND HEARING WITH RESPECT TO ANY PREJUDGMENT REMEDY WHICH THE HOLDER OR ITS SUCCESSORS OR ASSIGNS MAY DESIRE TO USE.

5.13 Definitions. Capitalized terms used herein and not defined shall have the meanings set forth in the Purchase Agreement. For the purposes hereof, the following terms shall have the following meanings:

(a) “Adjusted Floor Price” means as determined on each six month anniversary of the Issuance Date (each, a “Six Month Anniversary Date”) hereunder, the lower of (i) the Floor Price then in effect and (ii) 20% of the lower of (x) the closing price of the Ordinary Shares on the Trading Market (as reported by the Trading Market) as of the Trading Day ended immediately prior to such applicable Six Month Anniversary Date and (y) the quotient of (I) the sum of the closing prices of the Ordinary Shares on the Trading Market (as reported by the Trading Market) on each Trading Day of the five (5) Trading Day period ended on, and including, the Trading Day ended immediately prior to such applicable Six Month Anniversary Date, divided by (II) five (5). All such determinations to be appropriately adjusted for any share split, share dividend, share combination or other similar transaction during any such measuring period.

(b) “Convertible Securities” means any securities convertible into or exercisable or exchangeable for, directly or indirectly, Ordinary Shares.

(c) “Floor Price” means $3.858 (as adjusted for share splits, share dividends, share combinations, recapitalizations and similar events) provided that if on the six month anniversary of the Issuance Date (each, an “Adjustment Date”), the Floor Price then in effect is higher than the Adjusted Floor Price with respect to the Adjustment Date, on the Adjustment Date the Floor Price shall be automatically lowered to such applicable Adjusted Floor Price.

(d) “Indebtedness” means: (a) all obligations for borrowed money; (b) all obligations evidenced by bonds, debentures, notes, or other similar instruments and all reimbursement or other obligations in respect of letters of credit, bankers’ acceptances, current swap agreements, interest rate hedging agreements, interest rate swaps, or other financial products; (c) all capital lease obligations that exceed $150,000 in the aggregate in any fiscal year; (d) all obligations or liabilities secured by a lien or encumbrance on any asset of the Maker, irrespective of whether such obligation or liability is assumed; (e) all obligations for the deferred purchase price of assets, together with trade debt and other accounts payable that exceed $150,000 in the aggregate in any fiscal year; (f) all synthetic leases; (g) any obligation guaranteeing or intended to guarantee (whether directly or indirectly guaranteed, endorsed, co-made, discounted or sold with recourse) any of the foregoing obligations of any other person; (h) trade debt; and (i) endorsements for collection or deposit.

(e) “Mandatory Default Amount” means an amount equal to one hundred twenty percent (120%) of the Outstanding Principal Amount of this Note on the date on which the first Event of Default has occurred hereunder and any other amounts owing under this Note or the other Transaction Documents.

(f) “Market Capitalization” means, as of any date of determination, the product of (a) the number of issued and outstanding Ordinary Shares as of such date (exclusive of any Ordinary Shares issuable upon the exercise of options or warrants or conversion of any convertible securities), multiplied by (b) the closing price of the Ordinary Shares on the Trading Market on the date of determination.

(g) “Ordinary Share Equivalent” means any rights or warrants or options to purchase any Ordinary Shares or Convertible Securities, other than rights or warrants or options to purchase any Ordinary Shares or Convertible Securities granted or issued under any Equity Plan.

(h) “Outstanding Principal Amount” means, at the time of determination, the Principal Amount outstanding after giving effect to any adjustments, conversions or prepayments pursuant to the terms hereof.

(i) “Significant Subsidiary” means (i) any Subsidiary that would be a “significant subsidiary” of the Maker within the meaning of Rule 1-02(w) of Regulation S-X under the 1933 Act and (ii) any signatory to the Subsidiary Guaranty.

(j) “Trading Day” means a day on which the Ordinary Shares are traded on a Trading Market.

(k) “VWAP” means, as of any date, the price determined by the first of the following clauses that applies: (a) if the Ordinary Shares are then listed or quoted on a Trading Market, the daily volume weighted average price of one Ordinary Share trading in the ordinary course of business on the applicable Trading Market for such date (or the nearest preceding date) on such Trading Market as reported by Bloomberg Financial L.P.; (b) if the Ordinary Shares are not then listed on a Trading Market and if the Ordinary Shares are traded in the over-the-counter market, as reported by the OTCQX or OTCQB markets, the volume weighted average price of one Ordinary Share for such date (or the nearest preceding date) on the OTCQX or OTCQB markets, as reported by Bloomberg Financial L.P.; (c) if the Ordinary Shares are not then listed or quoted on a Trading Market or on the OTCQX or OTCQB markets and if prices for the Ordinary Shares are then reported in the “Pink Sheets” published by the OTC Markets Group (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price of one Ordinary Share so reported, as reported by Bloomberg Financial L.P.; or (d) in all other cases, the fair market value of one Ordinary Share as determined by an independent appraiser selected in good faith by the Holder and reasonably acceptable to the Company.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Maker has caused this Note to be duly executed by its duly authorized officer as of the date first above indicated.

GORILLA TECHNOLOGY GROUP INC.

By:	/s/ Bruce Bower
Name:	Bruce Bower
Title:	Chief Financial Officer

EXHIBIT A

WIRE INSTRUCTIONS

Name of Bank:

Routing #:

For credit to:

Account #:

EXHIBIT B

FORM OF CONVERSION NOTICE

(To be Executed by the Registered Holder in order to Convert the Note)

The undersigned hereby irrevocably elects to convert $ ________________ of the principal amount of the above Note No. 1 into Ordinary Shares of Gorilla Technology Group Inc., a company limited by shares organized under the laws of the Cayman Islands (the “Maker”) according to the conditions hereof, as of the date written below.

Date of Conversion:

Fixed Conversion Price, if applicable:

Alternative Conversion Price, if applicable:

Number of Ordinary Shares beneficially owned or deemed beneficially owned by the Holder on the Conversion Date:

[HOLDER]

By:
Name:
Title:

Address: